UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170189

DIVISION OF
CORPORATION FINANCE

February 24, 2017

Michael McGawn
Chipotle Mexican Grill, Inc.
mmcgawn@chipotle.com

Re: Chipotle Mexican Grill, Inc.

Dear Mr. McGawn:

This is in regard to your letter dated February 24, 2017 concerning the shareholder proposal submitted by the Plymouth Congregational Church of Seattle for inclusion in Chipotle's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Chipotle therefore withdraws its December 30, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

CHIPOTLE
MEXICAN GRILL

1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

February 24, 2017

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of Plymouth Congregational Church

Ladies and Gentlemen:

In a letter submitted on December 30, 2016, Chipotle Mexican Grill, Inc. (the "Company") requested that the Division of Corporation Finance of the Securities and Exchange Commission confirm that it would take no action in respect of the Company's omitting from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from Plymouth Congregational Church (together with its representative Trillium Asset Management, LLC, the "Proponents").

As reflected in the e-mail attached hereto as Exhibit A from Jonas Kron of Trillium Asset Management, LLC dated February 23, 2017, the Proponents have agreed to withdraw the Shareholder Proposal. Plymouth Congregational Church, in its original letter of submission to the Company, authorized Trillium Asset Management to act on its behalf with respect to the Shareholder Proposal. In reliance on the foregoing, the Company hereby withdraws its December 30, 2016 no-action request related to the Shareholder Proposal.

If the Staff has any questions regarding the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,

CHIPOTLE MEXICAN GRILL, INC.

Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Jonas Kron, Trillium Asset Management, LLC (via e-mail to jkron@trilliuminvest.com)

Exhibit A

Michael M McGawn

From:	Jonas Kron <JKron@trilliuminvest.com>
Sent:	Thursday, February 23, 2017 7:01 PM
To:	Michael M McGawn
Cc:	Adam Kanzer; Maria Arabatzis; Shelley Alpern; Allan Pearce
Subject:	Re: Shareholder Proposal withdrawal terms

Hi Mike,

On behalf of Trillium and its clients, please consider the shareholder proposal on minimum wage policy reform withdrawn.

Many thanks for contacting the SEC, I know they are anxious to know the status of the no-action request.

And let me express my appreciation as well for the agreement reached - I think it is a good step forward and will benefit the company, its shareholders, and its stakeholders.

Best,

Jonas

Jonas D. Kron
Senior Vice President
Director of Shareholder Advocacy
Trillium Asset Management, LLC
jkron@trilliuminvest.com ~ 503-894-7551

CHIPOTLE
MEXICAN GRILL

1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

December 30, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of Plymouth Congregational Church

Ladies and Gentlemen:

This letter is to inform you that Chipotle Mexican Grill, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, its "2017 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from Plymouth Congregational Church (together with its representative Trillium Asset Management, the "Proponents").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the date the Company plans to file its definitive 2017 Proxy Materials with the Commission, and have concurrently sent copies of this correspondence to the Proponents. Also, included herewith as Exhibit A are copies of the Shareholder Proposal, along with the introductory letter from the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) provide that a proponent of a shareholder proposal pursuant to Rule 14a-8 is required to send the subject company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff") in connection with such proposal. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence with respect to the Shareholder Proposal to the Commission or the Staff, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> RESOLVED: Chipotle Mexican Grill, Inc. shareholders urge the Board to adopt and publish principles for minimum wage reform.
>
> This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation. Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

BASES FOR EXCLUSION

We respectfully request that the Staff concur in our views that the Shareholder Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Shareholder

Proposal relates to the Company's ordinary business operations, and also pursuant to Rule 14a-8(i)(3) because the Shareholder Proposal is vague and indefinite.

DISCUSSION

A. The Shareholder Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Shareholder Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals, (May 21, 1998) (the "1998 Release").

Under Rule 14a-8(i)(7), the Staff permits the exclusion of shareholder proposals that concern "general employee compensation matters." Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). The compensation of a company's general workforce is considered to be so fundamental to management's day-to-day operation of the company's business that it is not appropriate for shareholder oversight through the shareholder proposal process. *See, e.g., Alaska Air Group, Inc.* (February 25, 2005). Historically the Staff has distinguished proposals that relate to general employee compensation matters from proposals that relate solely to the compensation of senior executives and directors, which the Staff has deemed to raise significant policy considerations and therefore to not be excludable in reliance on the ordinary business exclusion. *See* SLB 14A.

Consistent with the guidance of SLB 14A, the Staff previously allowed the Company to rely on Rule 14a-8(i)(7) to exclude a shareholder proposal that Proponent submitted for inclusion in the proxy materials for the Company's 2016 Annual Meeting of Shareholders (the "2016 Proposal"). Like the Shareholder Proposal, the 2016 Proposal urged the Company's board to "adopt principles for minimum wage reform," and the Staff concurred with the Company's view that the 2016 Proposal was excludable under Rule 14a-8(i)(7). *See Chipotle Mexican Grill, Inc.,* (February 23, 2016; reconsideration denied, March 8, 2016). In crafting the Shareholder Proposal, the Proponents made cosmetic modifications to the 2016 Proposal in an effort to prevent the Company from again relying on Rule 14a-8(i)(7). Those changes included the addition of the self-serving statement that the Shareholder Proposal does not "seek to address . . . general employee compensation matters," and also the elimination from the Supporting Statement of data and observations related to the Company's own compensation programs and policies. However, these minor modifications do not alter the fundamental character of the Shareholder Proposal, which is - as the Lead Proponent explicitly acknowledges in its own marketing materials - that the Shareholder Proposal was submitted for the purpose of "push[ing] the [Company] to raise minimum wages paid by [the Company]." (*see* extract from the website of Trillium Asset Management, LLC, retrieved December 18, 2016, attached hereto as Exhibit B).

Although the "resolved" clause of the Shareholder Proposal includes a statement that the Shareholder Proposal does not "seek to address . . . general employee compensation matters," it is clear that implementation of the Shareholder Proposal would likely have implications for the compensation of the Company's general employee population. Because the Company employs numerous entry-level employees in its more than 2,200 restaurants across the U.S., statements by the Company about entry-level wages will unavoidably relate to a significant portion of the Company's workforce. This is just what the principal Proponent of the Shareholder Proposal has unambiguously acknowledged in stating, in Exhibit B, that the Shareholder Proposal is directed at influencing the Company's general employee compensation matters. Thus, by the Proponents' own admission, the Shareholder Proposal is deliberately aimed at general compensation matters at the Company notwithstanding the self-serving language quoted above. That being the case, and because the Shareholder Proposal does not relate solely to the Company's senior executives or directors (in fact, it would inherently *not apply* to those individuals), the Shareholder Proposal falls squarely within the exclusion for general employee compensation matters as described in SLB 14A. Accordingly, we believe the Shareholder Proposal is excludable from the Company's 2017 Proxy Materials, just as the substantially equivalent proposal was excludable in 2016.

Our analysis of the application of SLB 14A to the Shareholder Proposal is bolstered by, and the Staff's approval of the exclusion of the 2016 Proposal was consistent with, past determinations of the Staff regarding similar proposals. In focusing on "principles for minimum wage reform," the Shareholder Proposal falls within a well-settled line of no-action letters in which the Staff has permitted the exclusion of shareholder proposals that relate to principles concerning minimum wage and similar issues. *See, e.g., McDonald's Corporation* (March 18, 2015) (allowing exclusion of a proposal seeking to urge the board of directors to "encourage" U.S. franchisees to pay a specified minimum wage in their independently-run restaurants, offsetting the increase with reduced franchise fees or higher retail prices); *Apple Inc.* (November 16, 2015) (allowing exclusion of a proposal seeking the adoption of "compensation principles responsive to America's general economy, such as unemployment, working hour and wage inequality"); *Wal-Mart Stores, Inc.* (March 15, 1999) (allowing exclusion of a proposal seeking a report on suppliers' policies to implement wage adjustments to ensure "adequate purchasing power" and a "sustainable living wage"). These letters illustrate the Staff's clear and longstanding position that shareholder proposals pertaining to compensation principles, even extending beyond the subject company's workforce, are excludable under Rule 14a-8(i)(7). It is important to underscore that in each of the instances above, the Staff concurred in the exclusion of the proposals notwithstanding that they could be characterized as extending beyond the topic of the subject companies' internal compensation decisions to cover broader social issues. The concerns of (i) the *Wal-Mart* proposal with "adequate purchasing power" and a "sustainable living wage," (ii) the *McDonald's* proposal with minimum wages paid by third parties, and (iii) the *Apple* proposal with "unemployment, working hour and wage inequality," did not sufficiently distance these proposals from ordinary business concerns to allow them to avoid exclusion under Rule 14a-8(i)(7).[1]

It is also important to note that in prior circumstances, the Staff has taken the position that shareholder proposals that relate to social policy issues, but that focus on ordinary business matters may be excluded in reliance on Rule 14a-8(i)(7). *See, e.g., General Electric Co.* (January 10, 2005) (proposal requesting that the company's compensation committee "include social responsibility and environmental (as well as financial) criteria" in determining executive compensation excludable under Rule 14a-8(i)(7)). In the *General Electric* letter, the introductory recitals to the proposal focused on executive compensation, but the supporting statement discussed the alleged link between teen smoking and the depiction of smoking in movies. The Staff agreed with General Electric that the discussion in the supporting statement rendered the proposal excludable under Rule 14a-8(i)(7), noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Exelon Corp.* (March 10, 2005) ("There appears to be some basis for your view that *Exelon* may exclude the proposal under Rule 14a-8(i)(7), as relating to *Exelon's* ordinary business operations (i.e., general employee benefits). In this regard, we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general

---

[1] In seeking to prohibit the Company from excluding the 2016 Proposal from its proxy materials, the principal Proponent argued extensively to the Staff that minimum wage reform is a significant social policy issue and therefore that exclusion under Rule 14a-8(i)(7) should not be allowed. The Staff disagreed and allowed exclusion, not just of the 2016 Proposal by the Company, but also of substantially identical proposals submitted to at least four other companies. *See, e.g., Best Buy Co., Inc.* (March 8, 2016), *CVS Health Corporation* (February 23, 2016, reconsideration denied, March 8, 2016), *Staples, Inc.* (March 8, 2016), and *The TJX Companies, Inc.* (March 8, 2016). We believe the Staff's carefully-considered position in relation to the 2016 Proposal was correct, and do not believe that the minor wording changes made to the Shareholder Proposal warrant the Staff revisiting its carefully-considered position from prior years. In this regard, we note that the Staff has never concluded that minimum wage reform is a "significant policy issue" under Rule 14a-8(i)(7).

employee benefits."); *Apple, Inc.* (December 30, 2014) (proposal that urged the compensation committee to include a metric related to the effectiveness of the company's policies and procedures designed to promote adherence to laws and regulations among the metrics used to determine incentive compensation, excludable under Rule 14a-8(i)(7) where the Staff noted that "although the proposal relates to executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the company's legal compliance program"). Here, although the Shareholder Proposal is drafted to address minimum wage policy broadly, the thrust and focus of the Shareholder Proposal is clearly the adoption and impact of minimum wage policies at the Company.

The fact that the Proposal seeks the adoption and publication of "principles" and attempts to disclaim its underlying goal (i.e., the implementation of wage reforms at the Company) should not preclude the Company from relying on Rule 14a-8(i)(7). The SEC has allowed numerous companies to rely on Rule 14a-8(i)(7) to exclude proposals seeking the adoption of principles relating to ordinary business matters. *See, e.g. JPMorgan Chase & Co.* (February 18, 2015) (proposal requesting that the board adopt policy principles that included, among others, "always operating within the limits of the law," owing "no political or financial allegiance to any public jurisdiction or government," maximizing shareholder value, exerting "maximum influence over the political process to control government and further the self - interest of the corporation and its shareholders" and "establishing that the sole purpose of our company should be to enrich its managers and shareholders," excludable as relating to ordinary business matters); *Goldman Sachs Group, Inc.* (February 13, 2015) (excluding the same proposal that was the subject of the *JP Morgan* letter); *Yum! Brands, Inc.* (January 7, 2015) (proposal requesting adoption of anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace, excludable as relating to ordinary business matters); *CVS Caremark Corporation* (February 19, 2014) (proposal requesting that the board adopt health care reform principles specified in the proposal excludable as relating to ordinary business matters); *JPMorgan Chase & Co.* (March 7, 2013) (proposal requesting that the board "adopt public policy principles for national and international reforms to prevent illicit financial flows, especially financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests," excludable as relating to ordinary business matters).

Therefore, consistent with the Staff's treatment of an extensive array of similar proposals, we have determined that the Shareholder Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Shareholder Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Shareholder Proposal is vague and indefinite.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

Under this standard, the Staff has routinely permitted exclusion of proposals that fail to define key terms or otherwise fail to provide sufficient clarity or guidance to enable either the company or its shareholders to understand how the proposal would be implemented. In *General Electric Company* (February 5, 2003), for example, the Staff allowed the exclusion of a proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees." The Staff in that instance concurred with exclusion on Rule 14a-8(i)(3) grounds because the proposal failed to define critical terms such as "compensation" and "average wage" or otherwise provide guidance concerning the implementation of the proposal.

The Staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards under the proposal may be subject to differing interpretations, such that shareholders in voting on the proposal and the company in implementing it might be uncertain what the proposal calls for or reach different conclusions regarding the manner in which it should be implemented. Ambiguities in a proposal may render the proposal materially misleading, because "any action ultimately taken by the [c]ompany could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991) (allowing exclusion of a proposal requesting a prohibition on "any major shareholder . . . from compromising the ownership of the other stockholders," where the "meaning and application of terms and conditions in the proposal," including but not limited to "any major shareholder," "assets/interest" and "obtaining control," could be subject to differing interpretations). *See also, e.g. NYNEX Corporation* (Jan. 12, 1990) (allowing exclusion of a proposal relating to noninterference with the government policies of certain foreign nations because the undefined terms "interference" and "government policies" meant the proposal could be interpreted to require different restrictions, such as simply not violating foreign laws or, alternatively, not taking actions inconsistent with uncodified policies of foreign governments).

The Shareholder Proposal suffers from the same defects as those outlined above, insofar as it fails to define or clarify key terms and, as a result, is subject to multiple possible interpretations regarding the manner in which it should be implemented.

For instance, it is not clear what the Proponents intend to encourage by urging the Board to "adopt and publish principles." If the Shareholder Proposal were adopted, the Company's Board of Directors might, for example, pass a resolution endorsing a policy statement of some third party regarding minimum wage reform – would that be sufficient to constitute "adoption" of principles for minimum wage reform? And, any principles "adopted" by the Board could conceivably be announced in the Company's Annual Report to Shareholders, in the Company's Corporate Governance Guidelines, in its Code of Ethics, in a Form 8-K, Form 10-K or Form 10-Q, on the Company's website, in a more broadly-based "sustainability" or "corporate accountability" report. Would inclusion of an announcement in all, some, or none of those formats satisfy the "publication" requirement? Further, what would be the required content of such an announcement? And if such principles were adopted, would subsequent revisions to, or a retraction of, such principles violate the requirements of the Shareholder Proposal?

Additionally, in failing to define "minimum wage" or "minimum wage reform," the Shareholder Proposal creates broad ambiguity about the scope of the principles it urges the Board to adopt. Is the proposal directed at a minimum wage rate, minimum weekly wages, or minimum annual wages? Should the principles relate only to a minimum wage rate below which no employee could be paid, or would there be multiple minimum wages accounting for, perhaps, employee seniority, performance, geographic location, and potentially myriad other factors? And does the proposal seek principles related only to markets in which the Company operates, or to additional markets about which the Company may have little or no knowledge? Or are the principles sought in the Shareholder Proposal intended to relate to the global economy as a whole? If the latter, is the Company's Board required to also "adopt principles" outlining how, precisely, a global minimum wage would be administered and enforced?

Furthermore, the Shareholder Proposal's supporting statement makes assertions about a "sustainable economy," a "minimum standard of living," the "health and general well-being of workers and their families," and numerous other considerations. All of these are equally undefined and indeterminate, and as a result leave tremendous uncertainty about what, precisely, the Shareholder Proposal is seeking to achieve.

These and other ambiguities in the Shareholder Proposal make it impossible to ascertain the intent of the Shareholder Proposal (other than, as confirmed by the Proponents, to encourage changes to the Company's compensation policies or practices for its general employee population - which, as explained above, renders the Shareholder Proposal excludable under Rule 14a-8(i)(7)). As a result of the ambiguity of the Shareholder Proposal, there is considerable risk that shareholders will disagree about the meaning of and requirements imposed by the proposal, and accordingly, if the proposal were adopted, the Company and its Board of Directors would not know how to implement its provisions. Any attempted implementation of the Shareholder Proposal could have very different contours and consequences than shareholders envisioned in approving it, and therefore we believe that the proposal is so vague and indefinite as to be excludable under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, we believe that the Shareholder Proposal may be excluded from the Company's 2017 Proxy Materials under Rule 14a-8(i)(7) as well as Rule 14a-8(i)(3). Accordingly, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company omits the Shareholder Proposal from its 2017 Proxy Materials.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,

CHIPOTLE MEXICAN GRILL, INC.

Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Jonas Kron, Trillium Asset Management, LLC (via e-mail to jkron@trilliuminvest.com)

Exhibit A

TRILLIUM
ASSET MANAGEMENT®

November 10, 2016

Chipotle Mexican Grill, Inc.
1401 Wynkoop St, Suite 500
Denver, CO 80202
Att'n: Corporate Secretary

Dear Secretary:

On behalf of Plymouth Congregational Church of Seattle Trillium Asset Management LLC ("Trillium"), as its investment advisor, hereby submits the enclosed shareholder proposal with Chipotle Mexican Grill, Inc. for inclusion in the 2017 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Plymouth Congregational Church holds more than $2,000 of Chipotle common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, Plymouth Congregational Church will remain invested in this position continuously through the date of the 2017 annual meeting. We will forward verification of the position separately. Plymouth Congregational Church will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

Principles for Minimum Wage Reform

RESOLVED: Chipotle Mexican Grill, Inc. shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation. Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after inflation adjustment - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.[1]

Poverty-level wages and income inequality may undermine consumer spending and economic grown. A widely reported 2014 S&P research brief stated "increasing income inequality is dampening U.S. economic growth."[2] Peter Georgescu, of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".[3] An MSCI report "The rise of populism: Impact on portfolio returns and allocations", found stagnant wages can be a key driver of populist movements which can lead to stagflation and material loses for broadly diversified portfolios.[4]

Fortunately, there are many examples of corporate leaders supporting strong wages and indexing:

- Costco CEO Jelinek, Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports minimum wage increase and indexing because it allows for business planning.
- In 2016, The Trump Organization's Chairman, Donald Trump called for a minimum wage increase.
- JPMorgan's Dimon said in a 2016 New York Times op-ed, "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58% of Americans favor a $15 federal minimum wage.[5]

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.[6]

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1 http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/
2 http://www.latimes.com/business/hiltzik/la-fi-mh-dire-warning-us-growth-20140805-column.html
3 http://www.nytimes.com/2015/08/09/opinion/sunday/capitalists-arise-we-need-to-deal-with-income-inequality.html
4 https://www.msci.com/www/blog-posts/what-the-rise-in-populism-may/0405610773
5 http://www.pewresearch.org/fact-tank/2016/09/01/8-facts-about-american-workers/
6 http://www.epi.org/minimum-wage-statement/

Jonas Kron
Senior Vice President
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Plymouth Congregational Church of Seattle at Chipotle Mexican Grill, Inc. for inclusion in its 2017 proxy materials concerning minimum wage reform principles.

Plymouth Congregational Church is the beneficial owner of more than $2,000 worth of Chipotle Mexican Grill, Inc. common stock that Plymouth Congregational Church has held continuously for more than one year. Plymouth Congregational Church intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2017.

Plymouth Congregational Church specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Plymouth Congregational Church intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Plymouth Congregational Church understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Rev. Steve Davis

Rev. Steve Davis
Minister of Administration & Church Operations
Plymouth Congregational Church of Seattle

10/26/2016
Date

Exhibit B

Support for Paris Climate Agreement
November 22, 2016

engagement with companies and policy-makers on these core issues.

Inclusiveness: We have been particularly active in encouraging protection of LGBT rights and have recently filed shareholder proposals at Verisk, Dentsply, and EOG Resources asking each company to make their policies fully inclusive of LGBT employees. Additionally, we organized a statement signed by investors representing over $2.1 Trillion in collective AUM, calling for full repeal of North Carolina's discriminatory House Bill 2, which prohibits transgender people from using restrooms consistent with their gender identity. We plan to file more shareholder proposals that ask individual companies to disclose diversity data and to encourage dialogue around programs and policies that address LGBT non-discrimination, workforce diversity, gender inclusiveness, and board gender diversity. Well over half of the 15 companies Trillium has engaged on board diversity have already recruited more women onto their boards, and almost all are now incorporating racial and gender diversity into their director search criteria.

Climate: We believe climate change is the defining investment issue of our time and must be addressed through production, financing, and consumption. At the production level for example, we re-filed a shareholder proposal with EOG Resources urging them to adopt company-wide goals to reduce methane emissions, one of the most potent greenhouse gases. With respect to financing, in recent years we engaged Bank of America on mountaintop coal removal and this year filed a shareholder proposal with the company focused on "extreme" fossil fuel production activities like Arctic oil drilling and Canadian tar sands. On fossil fuel consumption, we continued our engagement with companies such as Tractor Supply Company and Verizon to establish quantitative goals for the reduction of greenhouse gas (GHG) emissions from products and operations as we have at companies such as Oracle and Hologic.

Economic Inequality: The disparity in income, wealth, and opportunity in the United States will continue to be a major concern as many working Americans often struggle to make ends meet with less than sustainable wages. This year, we re-filed shareholder proposals at Chipotle, TJX Companies, and The Home Depot that pushed the companies to raise minimum wages paid by their own companies. Our shareholder proposal at Panera Bread on this issue resulted in a commitment from the company to develop a new strategy on human capital management, including employee benefits, compensation, and working conditions. We also successfully engaged with The J.M. Smucker Company and Costco on slave labor and transparency of working conditions in their supply chains - helping to move them into stronger positions with respect to their fish and shrimp supply chains. Moving forward, we will continue to file proposals that show that a rising minimum wage is good for workers, companies, and our economy.

We look forward to reporting back on our progress to create change on these issues which have become even more critical in the evolving policy environment.

Important disclosure: The information provided in this material should not be considered a recommendation to buy or sell the security mentioned. It should not be assumed that investments in such security has been or will be profitable. To the extent a specific security is